UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2007

COCA-COLA ENTERPRISES INC.
(Exact name of Registrant as specified in its charter)

Delaware	**01-09300**	**58-0503352**
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(Address of principal executive offices, including zip code)

(770) 989-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   **Other Events.**

        Coca-Cola Enterprises Inc. (the "Company") has entered into a terms agreement dated as of July 31, 2007 ("Terms Agreement") relating to the offering and sale of $450,000,000 aggregate principal amount of the Company's Floating Rate Notes due 2009 (the "Notes"). The closing occurred August 3, 2007. Copies of the Terms Agreement and the form of the Notes are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

      (d)   *Exhibits*

          99.1   Terms Agreement dated as of July 31, 2007 relating to the offering and sale of $450,000,000 aggregate principal amount of the Company's Floating Rate Notes due 2009.

          99.2   Form of Floating Rate Notes due 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
(Registrant)

By: /S/ WILLIAM T. PLYBON
Name: William T. Plybon
Title: Vice President and Secretary

Date: August 7, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Terms Agreement dated as of July 31, 2007 relating to the offering and sale of $450,000,000 aggregate principal amount of the Company's Floating Rate Notes due 2009.
99.2	Form of Floating Rate Notes due 2009.

EXHIBIT 99.1

EXECUTION VERSION

COCA-COLA ENTERPRISES INC.
(a Delaware corporation)

$450,000,000 Floating Rate Notes due 2009

TERMS AGREEMENT

July 31, 2007

TO: COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway
Atlanta, Georgia 30339

RE: Underwriting Agreement dated July 31, 2007.

Title of Senior Debt Securities:	Floating Rate Notes due 2009 (the "Notes")
Principal amount to be issued:	$450,000,000
Current ratings:	A3 (Moody's) / A (S&P) / A (Fitch)
Interest Rate:	3 month LIBOR + 10 bps
Interest payment dates:	each February 3, May 3, August 3 and November 3, commencing November 3, 2007.
Date of maturity	August 3, 2009.
Redemption provisions:	None.
Sinking fund requirements:	None.
Delayed Delivery Contracts:	Not authorized.
Public offering price:	100%, plus accrued interest, if any, from August 3, 2007.
Purchase price:	99.80%, plus accrued interest, if any, from August 3, 2007 (payable in next day funds).
Applicable Time:	5 p.m. on July 31, 2007.

Closing date and location with respect to registered Securities: August 3, 2007 at 9 a.m. New York City time, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY, 10006.

Notice to the Underwriters pursuant to Section 11 of the Underwriting Agreement shall be given to: Banc of America Securities LLC, 40 West 57th Street, NY1-040-27-03, New York, New York 10019, Attn: High Grade Transaction Management, Fax: (704) 264-2522.

Place of delivery of Notes: New York, New York.

Additional Representations of the Company: To the list of representations of the Company included in Section 1 is added the following:

(l) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(m) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(n) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(o) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus Supplement, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

Additional opinions to be received from the General Counsel of the Company: to the list of opinions to be received from the General Counsel of the Company pursuant to Section 4(b)(1) is added:

(xi) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus Supplement, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

Each Underwriter severally agrees, subject to the terms and provisions of the above referenced Underwriting Agreement, which is incorporated herein in its entirety and made a part hereof, to purchase the principal amount of Notes set forth opposite its name.

Name	Principal Amount Notes
Banc of America Securities LLC	$120,000,000
Citigroup Global Markets Inc.	$120,000,000
J.P. Morgan Securities Inc.	$120,000,000
Loop Capital Markets, LLC	$30,000,000
Wachovia Capital Markets, LLC	$30,000,000
The Williams Capital Group, L.P.	$30,000,000

BANC OF AMERICA SECURITIES LLC

By: /S/ JOSEPH A. CROWLEY
Name: JOSEPH A. CROWLEY
Title: VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By: /S/ STEPHEN L. SHEINER
Name: STEPHEN L. SHEINER
Title: VICE PRESIDENT

CITIGROUP GLOBAL MARKETS INC.

By: /S/ BRIAN BEDNARSKI
Name: BRIAN BEDNARSKI
Title: DIRECTOR

Acting on behalf of themselves and the other named Underwriters

Accepted:

COCA-COLA ENTERPRISES INC.

By: /S/ JOYCE KING-LAVINDER
Name: JOYCE KING-LAVINDER
Title: VICE PRESIDENT AND
             TREASURER

SCHEDULE I

a. Issuer Free Writing Prospectuses

Final term sheet, dated July 31, 2007, a copy of which is attached hereto.

b. Free Writing Prospectuses

None.

$450,000,000



COCA-COLA ENTERPRISES INC.

Floating Rate Notes due 2009

<u>TERM SHEET</u>

Issuer:	Coca-Cola Enterprises Inc.
Issue Ratings:	A3 (Moody's) / A (S&P) / A (Fitch)
Size:	$450,000,000
Security Type:	SEC Registered Senior Unsecured Notes
Maturity:	August 3, 2009
Public Offering Price:	100.000%
Interest Rate Basis:	LIBOR
Index Maturity:	Three Months
Spread:	Plus 10 bps
Interest Payment Dates:	Each February 3, May 3, August 3 and November 3, commencing November 3, 2007
Interest Reset Dates:	Each February 3, May 3, August 3 and November 3, commencing November 3, 2007
Interest Determination Dates:	Two London Business Days preceding each Interest Reset Date
First Coupon:	November 3, 2007
Settlement:	T+3 (August 3, 2007)
Day Count:	Actual/360
CUSIP:	191219BQ6
Joint Bookrunning Managers:	Banc of America Securities LLC
	Citigroup Global Markets Inc.
	J.P. Morgan Securities Inc.
Co-Managers:	Loop Capital Markets, LLC
	Wachovia Capital Markets, LLC
	The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the Securities to which this final term sheet relate have been registered by Coca-Cola Enterprises Inc. by means of a registration statement on Form S-3 (SEC File No.333-144967). The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission's website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.

EXHIBIT 99.2

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.


COCA-COLA ENTERPRISES INC.

FLOATING RATE NOTES DUE 2009


R-1	$450,000,000.00
REGISTERED	(Principal Amount)
GLOBAL SECURITY	CUSIP: <u>191219BQ6</u>

COCA-COLA ENTERPRISES INC., a corporation duly organized and existing under the laws of the State of Delaware (the "Company"), which term includes any successor corporation under the Indenture referred to herein), for value received, hereby promises to pay to CEDE & CO., or registered assigns, upon presentation, the principal sum of Four Hundred and Fifty Million Dollars ($450,000,000.00) on August 3, 2009 (the "Maturity Date") in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest thereon, in like coin or currency, at a rate reset quarterly and equal to three-month LIBOR plus 0.10% per annum, computed on the basis of the actual number of days in a relevant interest period divided by 360, until the principal hereof is paid or duly made available for payment, quarterly in arrears on February 3, May 3, August 3 and November 3 (each an "Interest Payment Date") in each year commencing on November 3, 2007, to the registered holder of this Note (the "Holder") as of the close of business on the Regular Record Date for such interest payment, which shall be the January 15, April 15, July 15 and October 15 next preceding such Interest Payment Date (each a "Regular Record Date"), and on the Maturity Date shown above. If an Interest Payment Date or Maturity Date is not a Business Day as defined in the Indenture at a place of payment, the Interest Payment Date shall be postponed to the next succeeding day that is a Business Day, unless such day would fall into the next calendar month, in which case such payment will be made on the immediately preceding Business Day, and the amount of such interest will be adjusted accordingly. Interest on this Note will accrue from the most recent date on which interest has been paid or duly provided for or, if no interest has been paid, from August 3, 2007, until the principal hereof has been paid or duly made available for payment. The interest so payable and punctually paid or duly provided for on any Interest Payment Date will, subject to certain exceptions provided in the Indenture (as defined below), be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest payment; provided, however, that interest payable on the Maturity Date will be payable to the Person to whom the principal hereof is payable. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date or Maturity Date and shall be paid to the Persons, and on the notice, as is provided in the Indenture. As used herein, "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law to close.

Payment of the principal of and interest on this Note will be made by wire transfer in immediately available funds to an account maintained by DTC for such purpose.

The Notes will not be redeemable prior to maturity.

This Note is one of a duly authorized issue of securities (hereinafter called the "Securities") of the Company issued and to be issued under an Indenture dated as of July 30, 2007 (the "Indenture"), between the Company and Deutsche Bank Trust Company Americas, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), to which the Indenture and all indentures supplemental thereto and the Officers' Certificate setting forth the form and terms of this series of Securities reference is hereby made for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Company, the Trustee and the Holders and the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series of Securities designated as "Floating Rate Notes due 2009" (the "Notes"). The Indenture does not limit the aggregate principal amount of Securities that may be issued thereunder.

If an Event of Default, as defined in the Indenture, with respect to the Notes shall occur and be continuing, the principal amount hereof may be declared, and upon such declaration shall be due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series under the Indenture to be effected at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series under the Indenture affected thereby. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series under the Indenture, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture or such Securities and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, places, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture, and subject to certain limitations therein set forth, the transfer of this Note may be registered on the Security Register of the Company upon surrender of this Note for registration of transfer at the office or agency of the Company in the Borough of Manhattan, The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series having the same terms as this Note, of authorized denominations, having the same terms and conditions and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of $2,000 and whole multiples of $1,000. As provided in the Indenture, and subject to certain limitations therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of this series having the same terms as this Note of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THE INDENTURE AND THE NOTES, INCLUDING THIS NOTE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture and all references in the Indenture to "Security" or "Securities" shall be deemed to include the Notes.

Unless the certificate of authentication hereon has been executed by Deutsche Bank Trust Company Americas, the Trustee under the Indenture, or its successor thereunder, by the manual signature of one of its authorized officers, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed, manually or in facsimile, and a facsimile of its corporate seal to be imprinted hereon.

COCA-COLA ENTERPRISES INC.

By: _____
Name: Joyce King-Lavinder
Title: Vice President and
            Treasurer

Attest:

By:_____
  Name: William T. Plybon
  Title: Vice President and
             Secretary

[SEAL]

Date: August 3, 2007

TRUSTEE'S CERTIFICATE OF AUTHENTICATION:
This is one of the Securities referred to in the within-mentioned Indenture.

DEUTSCHE BANK TRUST COMPANY AMERICAS
as Trustee,

By: _____
   Name:
   Title:

4

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

_____

(Print or type assignee's name, address and zip code)

_____

_____

(Insert assignee's soc. sec. or tax I.D. no.)

and irrevocably appoint
_____
agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

_____

                                                    _____

Dated:_____   _____

NOTICE: The signature to this assignment must correspond with the name as it appears on the first page of the within Note in every particular, without alteration or enlargement or any change whatever and must be guaranteed by a commercial bank or trust company having its principal office or a correspondent in the City of New York or by a member broker of the New York, Midwest or Pacific Stock Exchange.